CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.

420 North Wabash Avenue., Suite 500

Chicago, IL 60611

January 17, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicago Atlantic Real Estate Finance, Inc.
Registration Statement on Form S-3
(Registration No. 333-268920)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on January 19, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Chicago Atlantic Real Estate Finance, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Owen Pinkerton of Eversheds Sutherland (US) LLP, counsel to the Company, at 202-383-0262, or in his absence, Danny McKeithen at 404-853-8342, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.

By:	/s/ Anthony Cappell
Anthony Cappell
Chief Executive Officer